Stradley Ronon Stevens & Young, LLP 2005 Market Street Suite 2600 Philadelphia, PA 19103-7098 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

Michael P. O'Hare

MOHare@stradley.com

215.564.8198

August 24, 2012

Via Edgar
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303
Attn: Larry L. Greene

Re:	Scout Funds (the "Trust") (File Nos. 333-96461 and 811-09813)
Response to SEC Staff Comments on Filing Pursuant to Rule 485(a)

Dear Mr. Greene:

On behalf of the above-referenced Trust, the following are the responses to the SEC Staff’s comments, provided via telephone, with regard to Post-Effective Amendment Nos. 37/38 to the Trust’s Registration Statement on Form N-1A (the “Amendment”), filed with the U.S. Securities and Exchange Commission on June 11, 2012 pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended (“1933 Act”), to register shares of a new series of the Trust, designated the Scout Low Duration Bond Fund (the “Fund”).  Each comment is summarized below, followed by the Trust’s response to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Amendment.

In connection with the Trust’s responses to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Trust acknowledges that:  (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the Trust’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Prospectus Comments

1.  Comment:  Please confirm that the Prospectus complies with the font size requirements of Rule 420 under the 1933 Act.

Response:  The Prospectus complies with the font size requirements of Rule 420 under the 1933 Act.

2.  Comment:  In light of the letter from the SEC Staff to the Investment Company Institute regarding derivatives-related disclosures (“ICI Letter”), in the “Principal Investment Strategies” section of the fund summary for the Fund: (i) confirm that each specific type of derivative in which the Fund may invest as a principal strategy is listed; (ii) explain how each such derivative is used by the Fund to achieve the Fund’s investment objective and strategies; and (iii) confirm that appropriate risk disclosure regarding the Fund’s use of derivatives has been included in the Prospectus.

Response:  The list of derivatives in the fund summary for the Fund is a complete list of the derivatives in which the Fund invests as a principal strategy.  The fund summary explains how each such derivative is used by the Fund to achieve the Fund’s investment objective and strategies.  In addition, appropriate risk disclosure regarding the Fund’s use of derivatives has been included in the Prospectus.  Trust management believes that the disclosure is appropriate and is consistent with the requirements of the ICI Letter.

3.  Comment:  Please confirm that the Prospectus includes appropriate risk disclosure regarding the recent market volatility.

Response:  The “Market Risks” paragraph in the “Main Risks” section of the fund summary in the Prospectus provides the following:

The Fund’s investments are subject to market risk, which may cause the value of the Fund’s investments to decline, sometimes rapidly or unpredictably, due to factors affecting securities markets generally, particular geographic regions or particular industries. If the value of the Fund’s investments goes down, the share price of the Fund will go down, and you may lose money. U.S. and international markets have experienced extreme volatility, reduced liquidity, credit downgrades, increased likelihood of default and valuation difficulties in recent years.

Trust management believes that this disclosure adequately describes the risks associated with the recent volatility experienced in U.S. and international markets.

4.  Comment:  Please consider changing “fee waiver” to “fee reduction” in the expense table and corresponding footnote to the expense table, since the recoupment feature in the Fee Waiver and Expense Assumption Agreement carries the potential for waived fees to be recouped such that the fee waiver may not be permanent.

Response:  After carefully considering your comment, Trust management respectfully feels that the use of the word “waiver” is appropriate as it is contemplated by Form N-1A, is consistent with industry practice and reflects the exact terms of the Fee Waiver and Expense Assumption Agreement.  The expense limitation arrangement is clearly described to ensure that the reader understands that the Advisor may waive fees and/or pay fund expenses to limit overall expenses of the Fund as appropriate, and that there is a contingent possibility that the Advisor may recoup some or all of the amounts of those subsidies.  The main thrust of the relevant disclosure is the expense cap itself, and the waiver concept is simply one operational component of attaining the expense cap.  Importantly, the disclosure makes clear that the Fund’s expense ratio will not exceed the cap for the stated period, and that remains the case whether or not amounts subsidized are recouped by the Advisor.  Please see the “Investment Advisor” subsection of the “Investment Advisor and Portfolio Managers” section of the Prospectus for a description of the fee waiver and the recoupment feature.  Furthermore, Trust management feels that the word “reduction” implies the notion of permanence more so than the word “waiver” and, therefore, that use of the word “reduction” would be misleading.   In addition, in providing comments to a recent registration statement amendment (Post-Effective Amendment Nos. 31/32) registering shares of the Scout Unconstrained Bond Fund where there was an identically structured expense limitation arrangement, the SEC Staff specifically provided a comment informing us that the Trust could revert to using the phrase “Fee Waiver” in this context.

5.  Comment:  Footnote 2 to the “Annual Fund Operating Expenses” table in the Prospectus provides that short sale dividend and interest expenses are excluded from the Fee Waiver and Expense Assumption Agreement.  Please clarify whether the Fund may engage in short sales as part of its principal investment strategies.

Response:  Though the Fund has the ability to invest in short sales, the Fund does not currently intend to engage in short sales as part of its principal investment strategies.  Therefore, disclosure regarding the Fund’s ability to engage in short sales has been included in the Statement of Additional Information (“SAI”) but not in the Prospectus.  The disclosure in footnote 2 to the “Annual Fund Operating Expenses” table accurately reflects the terms of the Fund’s Fee Waiver and Expense Assumption Agreement.

6.  Comment:  Footnote 2 to the “Annual Fund Operating Expenses” table in the Prospectus provides the following:

If Total Annual Fund Operating Expenses would fall below the expense limit, the Advisor may cause the Fund’s expenses to remain at the expense limit while it is reimbursed for fees that it waived or expenses that it assumed during the three years following the end of the fiscal year in which the Advisor waived fees or assumed expenses for the Fund.

Please consider conforming this disclosure to the language used to describe the recoupment feature of the Fee Waiver and Expense Assumption Agreement in the fourth paragraph of the “Investment Advisor” subsection of the “Investment Advisor and Portfolio Managers” section of the Prospectus.

Response: The fourth paragraph of the “Investment Advisor” subsection of the “Investment Advisor and Portfolio Managers” section of the Prospectus provides the following:

Under the expense limitation agreement, the Advisor retains the right to seek reimbursement from the Fund of fees previously waived or expenses previously assumed to the extent such fees were waived or expenses were assumed during the three years following the end of the fiscal year in which the Advisor waived fees or assumed expenses for the Fund and such reimbursement will not exceed any applicable expense limitation agreement that was in place for the Fund at the time the fees were waived or expenses were assumed.

Trust management respectfully believes that the disclosure in footnote 2 to the “Annual Fund Operating Expenses” table is intended to, and does, provide a clear and concise “plain English” explanation to shareholders of the recoupment feature, while the fourth paragraph of the “Investment Advisor” subsection of the “Investment Advisor and Portfolio Managers” section of the Prospectus provides a more expansive and technical description of the recoupment feature to shareholders.  Therefore, no changes to the disclosure have been made.

7.  Comment:  Please file the Fee Waiver and Expense Assumption Agreement that relates to the Fund as an exhibit to the Trust’s next post-effective amendment filing.

Response:  A form of the Fee Waiver and Expense Assumption Agreement was filed as an exhibit to the Amendment.  The executed version of the Fee Waiver and Expense Assumption Agreement will be filed as an exhibit with the Trust’s next post-effective amendment filing.

8.  Comment:  Please disclose whether derivatives will be counted towards the Fund’s policy of investing at least 80% of its assets in fixed income instruments.

Response:  In response to your comment, the following sentence has been added to the “Principal Investment Strategies” section of the Prospectus fund summary:

Derivative instruments that provide exposure to fixed income instruments may be used to satisfy the Fund's 80% investment policy.

9.  Comment:  Please clarify whether the Fund’s foreign investments include investments in developing countries or emerging markets.

Response:  Though the Fund’s investments in the securities of foreign issuers may include investments in developing countries or emerging markets, the Fund does not currently intend to invest in developing countries or emerging markets as part of its principal investment strategies.  Therefore, disclosure regarding the Fund’s ability to invest in developing countries or emerging markets has been included in the SAI but not in the Prospectus.

SAI Comments

1.  Comment:  Please confirm that the disclosure in the SAI complies with the requirements of Item 17(e) of Form N-1A.

Response:  The “General Information and History” section of the SAI provides the following:

Code of Ethics.  The Trust, the Advisor and the Distributor have each adopted a code of ethics, to the extent required by federal securities laws.  Under each code of ethics, persons who are designated as access persons may engage in personal securities transactions, including transactions involving securities that may be purchased or sold by the Fund, subject to certain general restrictions and procedures.

Trust management can confirm that this disclosure complies with the disclosure requirements of Item 17(e) of Form N-1A.

2.  Comment:  Please confirm that the disclosure in the “Disclosure of Portfolio Holdings” section of the SAI complies with the requirements of Item 16(f) of Form N-1A.

Response:  Trust management can confirm that the disclosure complies with the disclosure requirements of Item 16(f) of Form N-1A.

* * *

Should you have any questions or concerns regarding any of the above, please contact me at (215) 564-8198 or J. Stephen Feinour, Esq. at (215) 564-8521.

Sincerely,

/s/ Michael P. O’Hare
Michael P. O’Hare

cc:           Scout Funds Trustees
Andrew J. Iseman, Scout Funds
Jessica A. Schubel, Scout Funds
Scott A. Betz, Scout Funds
Benjamin D. Wiesenfeld, Esq., Scout Funds
Kirstin P. Salzman, Esq., Husch Blackwell LLP
Jason D. Bartel, Esq. UMB Distribution Services, LLC
J. Stephen Feinour, Esq, Stradley Ronon

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